Nexia Holdings, Inc.

59 West 100 South
Telephone: (801) 575-8073                                                         Salt Lake City, Utah 84101                                                        Facsimile:  (801) 575-8092

February 22, 2008

Securities and Exchange Commission
Karen J. Garnett, Assistant Director
Kristina Aberg, Attorney
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

Re:       Nexia Holdings, Inc.
Comment letter dated February 21, 2008
Schedule 14-C
File No. 033-22128-D
Filed on February 12, 2008

Dear Ms. Garnett:

The following are Nexia’s responses to the comments sent under cover of your February 21, 2008 letter sent to my attention and our subsequent phone conversations.  A draft of the Schedule 14-C is hereto attached and upon your response will be filed with the Commission and at that same time provided to the shareholders of Nexia.

Information Statement, Page 3

1.
We note the statement that you have no plans to issue shares of stock “for any purpose not previously disclosed in [your] public filings.”  We also note the statements made in your press release, filed as Exhibit 99 to the Form 8-K filed with the Commission on February 12, 2008, of your attempts to raise capital through an equity line of credit.  To the extent that you are increasing you authorized number of shares for such purposes, please disclose this in your information statement.

RESPONSE:   The following information that formerly appeared three paragraphs later has been moved to appear directly following the statement quoted in the comment and reflects that there are no immediate plans to issue shares related to the agreement with Dutchess as the Registration of any such shares will need to follow the filing of Nexia’s annual report in late March of this year.  No commitment or obligation to issue any of the shares to be newly authorized currently exists.

Nexia may use an undetermined number of the newly authorized shares to fund an equity line of credit that Nexia has signed with Dutchess Private Equity Group for up to a maximum total of $10 million.  The number of shares which may be used to raise capital pursuant to the equity line of credit is contingent upon many factors including but not limited to:
1.  Nexia being able to satisfy comments by the Securities and Exchange Commission
2. The price per share of common stock when purchased by Dutchess Private Equity Group.
3.  Board approval of the number of shares.
4.  The trading volume of Nexia common shares of stock.
If the registration statement does not become effective in a timely fashion after Nexia increases its authorized shares, Nexia may not use any of the shares being authorized pursuant to this information statement.
The actual amount, if any, in terms of shares and capital to be raised will be determined solely by the Board of Directors, there is no mandatory placement of shares with Dutchess required by the agreement and no shares will be issued until a Registration Statement is declared effective. Any final decision regarding the issuance of any of the additional shares to any party including Dutchess remains with Nexia and its Board of Directors.

Security Ownership of Executive Officer, Directors and Five Percent Stockholders, page 9

2.
You state in footnote 2 to the security ownership table that Mr. Richard Surber “personally owns 20,092 shares of common stock.”  In the security ownership table, however, Mr. Surber is listed as the direct beneficial owner of 9,985,001 shares of common stock.  Please supplement your footnote disclosure to explain Mr. Surber’s direct beneficial ownership of the 9,985,001 shares.

RESPONSE:  The security ownership table has been revised to read as follows:

SECURITY OWNERSHIP OF EXECUTIVE OFFICERS, DIRECTORS AND FIVE PERCENT STOCKHOLDERS

The following table sets forth certain information concerning the ownership of the Company's common stock as of February 15, 2008, with respect to: (i) each person known to the Company to be the beneficial owner of more than five percent of the Company's common stock; (ii) all directors; and (iii) directors and executive officers of the Company as a group. The notes accompanying the information in the table below are necessary for a complete understanding of the figures provided below. As of February 15, 2008, there were 288,009,883 shares of common stock issued and outstanding. All numbers reflect a 1 for 10 reverse split of the common stock that was effective as of February 20, 2007 and a 1 for 100 reverse split of the common stock that became effective as of December 14, 2007.

TITLE OF CLASS	NAME AND ADDRESS OF BENEFICIAL OWNER	AMOUNT &NATUREOF BENEFICIAL OWNERSHIP	PERCENT OF CLASS
Preferred Series "B" Stock ($0.001par value)	Richard Surber, President & Director 59 West 100 South, Second Floor Salt Lake City, Utah 84101	10,000,000 (3)	100%
Preferred Series “A” Stock ($0.001 par value)	Richard Surber, President & Director 59 West 100 South, Second Floor Salt Lake City, Utah 84101	145,000(4)	96.67%
Common Stock ($0.0001 par value)	Richard Surber, President & Director 59 West 100 South, Second Floor Salt Lake City, Utah 84101	9,919,975 Direct(5) 2,000,013 Indirect(1)	4.13%
Common Stock ($0.0001 par value)	Gerald Einhorn, VP & Director 59 West 100 South, Second Floor Salt Lake City, Utah 84101	10,000,010	3.47%
Common Stock ($0.0001 par value)	Adrienne Bernstein, Director 59 West 100 South, Second Floor Salt Lake City, Utah 84101	10,000,013	3.47%
Common Stock ($0.0001 par value)	Oasis International Hotel & Casino, Inc. 59 West 100 South, Second Floor Salt Lake City, Utah 84101	3(2)	>0.001%
Common Stock ($0.0001 par value)	Diversified Holdings I, Inc. 59 West 100 South, Second Floor Salt Lake City, Utah 84101	10(2)	>0.001%
Common Stock ($0.0001) par Value	Directors and Executive Officers as a Group	31,919,037	11.08%
(1)
The shares owned by Diversified Holdings I, Inc., Diversified Holdings X, Inc. and Oasis International Hotel & Casino, Inc., are attributed beneficially to Richard D. Surber due to his position as an officer and director in each of the said corporations.

(2)
Richard Surber may be deemed a beneficial owner of 13 shares of the Company's common stock by virtue of his position as an officer and director of Diversified Holdings I, Inc. (10 shares), Diversified Holdings X, Inc. (2,000,000 shares) and Oasis International Hotel & Casino, Inc. (3 shares).

(3)
Series "B" preferred stock has voting rights of 500 to 1 of the common stock, these shares give Mr. Surber 5,000,000,000 votes in any shareholder vote and his personal vote of these shares may not always be exercised in the best interest of the balance of the common stock shareholders.

(4)
Series “A” preferred stock has voting rights of 100 to 1 of the common stock, these shares give Mr. Surber 14,500,000 votes in any shareholder votes and his personal vote of these shares may not always be exercised in the best interest of the balance of the common stock shareholders.

(5)	Mr. Surber owns 9,919,975 shares of common stock directly in his own name.

This table adds a foot note (5) to state that Mr. Surber owns directly 9,919,975, this number has been revised from that of 9,985,001 to reflect various transactions as reported in Mr. Surber’s Form 4 filings which were reviewed to insure the table is accurate and updated.  The prior statement of 20,092 shares being owned directly was an editing error in the preparation of the table and has been corrected as stated above.

Sincerely,
/s/ Richard Surber
Richard Surber, President
Nexia Holdings, Inc.